EXHIBIT 21.1

LIST OF SUBSIDIARIES of OMEGA FLEX, INC.

Name	Jurisdiction of Formation

Sierra Omega, Inc.	Delaware
Exton Ranch, LLC	Delaware
Omega Flex Limited	England
Omega Flex Industrial Limited	England